FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-144414

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 3 DATED JULY 28, 2010

TO THE PROSPECTUS DATED APRIL 2, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 2, 2010 relating to our offering of 375,000,000 shares of common stock, as supplemented by supplement no. 1 dated April 29, 2010 and supplement no. 2 dated May 13, 2010. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	the appointment of E. Nelson Mills as our President;

•	an amendment to our share redemption program; and

•	an amendment to our dividend reinvestment plan.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600 million-share primary offering and a 185 million-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares in our initial public offering, including shares sold under the dividend reinvestment plan.

On November 10, 2005, we commenced a follow-on public offering of 300.6 million shares of common stock. Of these shares, we offered 300 million shares in a primary offering and 0.6 million shares under our dividend reinvestment plan. On April 14, 2006, we amended the registration statements for the follow-on public offering and our initial public offering in order to offer in a combined prospectus the 300.6 million shares registered under the follow-on offering and 174.4 million unsold shares related to the dividend reinvestment plan registered under the initial public offering. We stopped making offers under the combined follow-on offering on November 10, 2008. We raised gross offering proceeds of approximately $2.6 billion from the sale of approximately 257.6 million shares in our follow-on public offering, including shares sold under the dividend reinvestment plan.

On November 11, 2008, we began to accept subscriptions for shares of our common stock in this offering. As of July 23, 2010, we had raised gross offering proceeds of approximately $1.2 billion from the sale of approximately 117.7 million shares in this offering, including shares sold under the dividend reinvestment plan. As of July 23, 2010, we had received aggregate gross offering proceeds of approximately $5.7 billion from the sale of approximately 572.4 million shares in our public offerings. After incurring approximately $113.7 million in acquisition fees, approximately $512.8 million in selling commissions and dealer-manager fees, approximately $75.9 million in other organization and offering expenses, and funding common stock redemptions of approximately $356.9 million pursuant to the share redemption program, as of July 23, 2010, we had raised aggregate net offering proceeds available for investment in properties of approximately $4.7 billion, substantially all of which had been invested in real estate properties.

On April 27, 2010, our board of directors elected to cease offering shares under our current primary offering. After June 30, 2010, we continued to accept subscription agreements only when accompanied with payment in the form of a check or wire transfer and only when all of the following criteria were met:

•	The subscription agreement was signed by the investor on or before June 30, 2010;

•	The subscription agreement and funds were received by Wells Real Estate Funds c/o Boston Financial Data Services no later than Friday, July 9, 2010; and

•	Any investment paperwork that was not in good order was cured and received by Wells Real Estate Funds c/o Boston Financial Data Services no later than by Wednesday, July 14, 2010.

Investments received in accordance with the stipulations stated above were accepted and dated once the subscription agreement was determined to be in good order, the investment had been processed, and the funds were deposited in our account.

The following criteria apply to “transfer of asset” requests that are initiated by Wells Capital, Boston Financial Data Services, or State Street Bank and Trust to seek the transfer of assets from a relinquishing institution, such as an IRA custodian, in connection with the purchase of our shares.

•	The subscription agreement must be signed by the investor on or before June 30, 2010;

•	The subscription agreement and transfer request was received by Wells Real Estate Funds c/o Boston Financial Data Services by Friday, July 9, 2010;

•	Any investment paperwork that was not in good order was cured and received by Wells Real Estate Funds c/o Boston Financial Data Services no later than by Wednesday, July 14, 2010; and

•	Proceeds from the transfer of assets must be received by Wells Real Estate Funds c/o Boston Financial Data Services by Friday, August 13, 2010.

Investments that are received in accordance with the stipulations stated above for transfer of asset requests will be accepted and dated once the subscription agreement is determined to be in good order, the investment has been processed, and the funds are received from the relinquishing institution and deposited in our account.

As of July 23, 2010, 46.4 million shares remained available for sale in this offering pursuant to the dividend reinvestment plan.

Appointment of Mr. Mills as Our President

On July 21, 2010, E. Nelson Mills was appointed as our President, replacing Leo F. Wells, III, who remains the Chairman of our board of directors.

Amendment to Share Redemption Program

Under our share redemption program, “Ordinary Redemptions” (those made other than within two years of a stockholder’s death or “qualifying disability”) have been suspended since September, 2009. Our board of directors understands that some stockholders may, due to financial hardship, need to sell their shares. Given the current illiquidity of our shares, some third parties have sought to exploit these hardships by offering to purchase our shares at prices substantially below the price at which the shares were issued by us. (Third-party tender offers have been conducted at $3.00, $4.00 and $4.25 per share within the last seven months.) In order to offer stockholders who face such a hardship an opportunity to liquidate their shares at a less steeply discounted price, our board of directors determined to amend the share redemption program (the “SRP”) as described below.

When setting the price at which Ordinary Redemptions are to be effected (up to $6.00 per share as described more fully below), we did not conduct a valuation of our portfolio. Rather the board of directors chose a redemption price that was substantially higher than the prices offered in recent tender offers for our shares but that was low enough that the board of directors could be confident that redemptions at such price would be an attractive use of cash without having to engage an appraiser or another party to value the Company’s portfolio. The $6.00 price at which Ordinary Redemptions will generally be effected is not an expression of the view of the board of directors of a value of a share of our common stock. The board does not recommend that investors seek to redeem their shares at this price.

On July 21, 2010, our board of directors approved an amendment to our SRP. The amendment provides that Ordinary Redemptions will resume on September 30, 2010, at a redemption price equal to 60.0% of the price at which the share was originally issued by us. Unless this redemption price is modified by a subsequent amendment to the SRP, this redemption price for Ordinary Redemptions will remain in effect until the date that we publish an estimate of the value of a share of our common stock other than an estimate based on the most recent prices paid in a public offering of our common stock (the “Net Asset Value Publication Date”). As amended, this price will automatically adjust for special distributions and to account for certain recapitalizations. On or after the Net Asset Valuation Date, the Ordinary Redemption price will be 95.0% of the estimated per share value. The amended SRP treats all currently pending Ordinary Redemption requests received prior to the announcement of this amendment as withdrawn in light of the change in redemption price. The amendment does not change redemption prices for redemptions that occur within two years of a stockholder’s death or qualifying disability, which redemptions will continue to be effected at the price at which the shares were originally issued (in most cases, $10.00 per share) until the Net Asset Value Publication Date.

The amendment also limits participation in the SRP to exclude shares purchased from another stockholder if the purchase occurs after the announcement of the amendment. In other words, if shares are transferred for value by a stockholder and the transfer occurred after July 27, 2010, the transferee and all subsequent holders of such shares are not eligible to participate in the SRP with respect to such shares.

Additionally, the amendment increases the number of shares that we may redeem. Previously, prior to their suspension, Ordinary Redemptions were limited in any calendar year to those that could be effected with 50% of the net proceeds from the sale of shares in our dividend reinvestment plan during such calendar year. Such cap has been eliminated by the amendment. However, the SRP continues to limit Ordinary Redemptions and “qualifying disability” redemptions so that such redemptions (in aggregate) in any calendar year do not exceed 5% of the weighted-average number of shares of common stock outstanding in the prior calendar year. In addition, total redemptions (including those within two years of a stockholder’s death) are not permitted to the extent they would cause both (i) the aggregate amount paid for all redemptions during the then-current calendar year to exceed 100% of the net proceeds of our dividend reinvestment plan during such calendar year and (ii) the total number of shares redeemed during the then-current calendar year to exceed 5% of the weighted-average number of shares outstanding in the prior calendar year. Previously, total redemptions were limited to 100% of the net proceeds of our dividend reinvestment plan during such calendar year.

Amendment to Dividend Reinvestment Plan

On July 21, 2010, our board of directors approved an amendment to our dividend reinvestment plan (the “DRP”). The DRP previously provided for share purchases to be made at the higher of $9.55 per share or 95% of the estimated value per share. As amended, the purchase price will remain $9.55 per share until the Net Asset Value Publication Date (as defined above). Thereafter, the purchase price will be 95.5% of the estimated per share value of a share of common stock. The amendment also provides voting rights for fractional shares acquired through the DRP. Previously, only whole shares acquired through the DRP were entitled to vote.